UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number:000-22057

(Check one):
[ ] Form 10-KCB [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB  [ ] Form N-SAR

For Period Ended: September 30, 2006

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant :	M POWER ENTERTAINMENT, INC

Former Name if Applicable :	N/A

Address of Principal Executive Office (Street and Number):	2602 YORKTOWN PLACE
City, State and Zip code	HOUSTON, TX 77056

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K,10-KSB, Form 20-F,11-K or Form N-SAR , or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q,10QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable , without unreasonable effort and expense. to prepare the financial statements for the quarterly period ended September 31, 2006, in sufficient time to allow the timely filing of the quarterly report.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Gary F. Kimmons	281	658-5159
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes   [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NA
M Power Entertainment Inc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14,2006

By: /s/Gary F. Kimmons
Gary F. Kimmons
Chief Executive Officer and President